                                January 16, 2006


VIA EDGAR AND OVERNIGHT MAIL
----------------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Alan Morris, Esq.

         RE: NATIONAL HEALTH PARTNERS, INC. AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM SB-2, REGISTRATION NO. 333 - 126315

Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to Amendment No. 4 to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on January 4, 2006. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on January 12, 2006.

         Please find enclosed Amendment No. 5 to the Registration Statement on Form SB-2. In addition, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please also note that the company previously submitted a revised application for confidential treatment to the Office of the Secretary of the SEC concurrently with the filing of Amendment No. 3 to the Registration Statement on Form SB-2 for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to the Registration Statement on Form SB-2.



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Securities and Exchange Commission
January 16, 2006
Page 2


Management's Discussions and Analysis of Financial Condition and Results of Operations, page 20

Recent Developments, page 21

1. We note that you present certain estimated financial information for the quarter ended December 31, 2005 in this section. Please ensure that the financial statements and related information comply with Item 310(g) of Regulation S-B.

         The company believes that the financial statements and related information comply with Item 310(g) of Regulation S-B. The company acknowledges that it has provided certain estimated financial information for the quarter ended December 31, 2005 in this section, but that its audited financial statements for the recently completed fiscal year ended December 31, 2005 are not yet available and are not expected to become available prior to effectiveness.

Off-Balance Sheet Arrangements, page 37

2. Please refer to prior comment 4 from our December 22, 2005 letter. Section J.l. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance clarifies the requirements as they relate to the disclosure of off-balance sheet transactions to require disclosure of "all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the registrant with unconsolidated entities or other persons, that have a material current or future effect on financial condition, changes in financial condition, results of operations, capital expenditures, capital resources, or significant components of revenues or expenses." It appears to us that the holders of the warrants would qualify as "other persons" in this situation, and that you should revise your discussion to provide the disclosures as outlined in Item 303(c)(1) of Regulation S-B.

         The company believes that the warrants issued to consultants in 2005 do not qualify as off-balance sheet arrangements pursuant to Item 303(c)(2)(iii) of Regulation S-B for the reasons set forth below.

         First, Item 303(c)(2) defines "off-balance sheet arrangement" as "any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the small business issuer is a party, under which the small business issuer has" one or more specified types of obligations or interests. The warrants issued to consultants were not issued under an arrangement to which an entity unconsolidated with the company was a party. The consulting agreements were between the company and the applicable consultant exclusively. No other entity unconsolidated with the company was a party to the consulting agreements or arrangements. The company acknowledges that Section J.l. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance (CADI) references "unconsolidated entities or other persons," however Item 303(c)(2) refers only to entities unconsolidated with the issuer and makes no reference to "other persons." The company notes that the CADI most likely intended the word "unconsolidated" to modify both "entities" and "other persons."


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Securities and Exchange Commission
January 16, 2006
Page 3

         Second, Item 303(c)(2) provides that disclosure is required if the off-balance sheet arrangement has or is reasonably likely to have a current or future effect on the company's financial condition, revenues or other financial criteria that are material to investors. In Release No. 33-8182, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations," the Commission states under Section III.B. that "If management concludes that the known trend, demand, commitment, event or uncertainty is not reasonably likely to occur, then no disclosure is required in MD&A." All of the consulting agreements pursuant to which the warrants in question were issued terminated on December 31, 2005 and all stock compensation expense associated with the issuance of the warrants was recognized in full by December 31, 2005. As a result, there is no event or uncertainty that may occur in the future with regard to the consulting agreements or the warrants issued thereunder.

         Third, the Commission notes in Section II.B.1. of Release 33-8182 that a concern many commenters had with respect to the proposed definition of "off-balance sheet arrangement" is that the proposed definition included routine transactions that would not typically be considered off-balance sheet arrangements, such as "...employment agreements, consulting contracts" and other similar agreements. The Commission stated that it agreed to modify the proposed definition to its current form so as "to eliminate disclosure of routine arrangements that could obscure more meaningful information." Since the arrangements at issue were all consulting arrangements governed by standard consulting agreements, the company believes that the consulting arrangements are not within the types of transactions for which the Commission was seeking disclosure.

         Finally, the CADI states in Section J.1. that the definition of off-balance sheet arrangement "primarily targets the means through which registrants typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors." The consulting arrangements to which the company is a party are standard consulting arrangements not involving transactions or risks of loss that are not transparent to investors. To the extent the consulting arrangements reflect trends or other information about the company that may be material to investors, the company believes such information is properly disclosed in an understandable manner in both the comparison of financial results and liquidity and capital resources sections of its MD&A.

         As a result of each of the above reasons individually and in the aggregate, the company believes that the warrants issued to the consultants in June 2005 do not qualify as off-balance sheet arrangements pursuant to Item 303(c)(2)(iii) of Regulation S-B.

Securities and Exchange Commission
January 16, 2006
Page 4

Our CARExpress Healthcare Solution, page 42

Overview, page 42

3. Refer to prior comment 5 and your response. We reissue the comment.

         The company has further revised this section to simplify and clarify the disclosure.

Aggregate Option/SAR Exercises in Last Fiscal Year, page 74

4. With a view toward disclosure, please tell us the basis for your belief that the fair market value at December 31, 2005 is $0.40 per share for purposes of disclosing the value of unexercised in-the-money options. We note the offering price of $1.50 per share.

         The company has revised this section to reflect the offering price of $1.50 per share.

Exhibits

5. Refer to prior comment 15 and your response. We reissue the comment.

         The company has refiled this exhibit with a current date.

Interim Financial Statements, page F-23

Note 1.  Basis of Financial Statement Presentation, page F-28

6. Please refer to prior comment 12 from our December 22, 2005 letter. SAB Topic 13.A.3.f discusses the appropriate revenue recognition method for non-refundable up-front fees, including fees received for delivery of products or services (see Question 1 of that bulletin). With respect to the non-refundable up-front fee you charge to customers for shipping them the membership package, we note that you record this fee ratably over a one-month period (the initial membership period) and not over the expected customer life. It appears that the delivery fee has no utility to your customer separate and independent of your performance of the other elements of the arrangement. Therefore, in the absence of your continuing involvement under the arrangement, the customer would not have paid the fee.

         Assuming that your arrangements qualify as single units of accounting under EITF Issue 00-21, unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of the fee is appropriate (see Question 1 of the bulletin).

         The delivery of the membership package does not appear to be a discrete earnings event and your customer may ascribe a significantly lower, and perhaps no, value to the delivery element in the absence of your performance of other contract elements. Also, we note that you do not sell the delivery service separately. If true, the earnings process is completed by performing under the terms of the arrangement, not simply by delivering the membership package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.


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Securities and Exchange Commission
January 16, 2006
Page 5

         That is, under SAB Topic 13.A.3.f, the revenue recognition period should "extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee)." As such, revenue would be recognized over the contractual term of the arrangement or the expected period during which the services will be performed, whichever is longer.

         The company acknowledges that non-refundable up-front fees and monthly membership fees qualify as single units of accounting under EITF Issue 00-21. The company also acknowledges that the up-front fees should be deferred and recognized systematically over the longer of the contractual term of the arrangement or the expected period during which the services will be performed if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee.

         The company notes its response to prior Comment No. 12 from the Staff's December 22, 2005 letter. The company's members may cancel their membership at the end of the initial monthly membership period and are not contractually obligated to continue the membership for additional monthly membership periods. As noted in "MD&A - Operational Metrics," the company has been selling its CARExpress membership programs for only a short period of time and has generated only a minimal number of members to date. Its ability to evaluate its member retention rates is hampered by the relatively little information available to it for evaluation. As a result, the company is unable to accurately estimate what period beyond the initial contractual period members are expected to continue to benefit from the payment of the up-front fee.

         Attached as "Exhibit A" to this letter is a SAB 99 analysis prepared by our independent auditors. This analysis provides a comparison of: (i) the revenues generated by the company for the 9 months ended September 30, 2005 under the company's current method of recognizing shipping and handling fees on a straight-line basis over the initial monthly membership period, versus (ii) the revenues generated by the company for the 9 months ended September 30, 2005 if the shipping and handling fees are recognized on a straight-line basis assuming the company's members continue to benefit from the payment of the up-front fee for a period of 3 months. No comparison is provided for the 12 months ended December 31, 2004 and 2003, respectively, as the company did not receive any shipping and handling fees during those years. Under alternative (i), the company generated revenues of $83,658, whereas under alternative (ii), the company generated revenues of $83,037, representing a difference of $621. Carrying this analysis through to some of the company's other principal financial criteria, under alternative (i), the company had net assets of $486,329 and total liabilities of $142,818 at September 30, 2005, and had a net loss of $3,179,090 for the 9 months ended September 30, 2005, whereas under alternative (ii), the company had net assets of $485,708 and total liabilities of $143,439 at September 30, 2005, and had a net loss of $3,179,711 for the 9 months ended September 30, 2005. Both the company and its independent auditors believe that this difference is immaterial with respect to the company's revenues as well as the other financial criteria.


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Securities and Exchange Commission
January 16, 2006
Page 6

         The company will reconsider its ability to accurately estimate what period beyond the initial contractual period members are expected to continue to benefit from the payment of the up-front fees during the course of the preparation of its audited financial statements for the year ended December 31, 2005. In the event the company is able to accurately estimate the period its members benefit from its programs, the company will recognize the shipping and handling fees over this period rather than over the initial monthly membership period.

Item 28 - Undertakings, page II-11

7. Please revise to include all applicable undertakings required by Reg. S-B Item 512, as revised effective December 1, 2005. See Release 33-8591 for additional guidance.

         The company has revised the document to include all applicable undertakings required by Regulation S-B Item 512 as requested.


                                    * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.

                                                Very truly yours,

                                                /s/  Alex Soufflas

                                                Alex Soufflas
                                                General Counsel

cc:      Thomas A. Jones
         Thomas Dyer
         Kate Tillan


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                                                                       Exhibit A

National Health Partners, Inc.
SAB 99 Analysis
September 30, 2005

                                           Revenue      Net Loss      Equity    Liabilities
                                          --------------------------------------------------
As Reported                                 83,658    (3,179,090)     486,329     142,818

As Recomputed                               83,037    (3,179,711)     485,708     143,439

Dollar Difference                             (621)         (621)        (621)        621

Percentage Difference                        -0.74%         0.02%       -0.13%       0.43%

Based on the analysis of the difference, the Company has concluded that the difference is immaterial to both the balance sheet and the statement of operations for the nine months ended September 30, 2005.